UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PeopleSupport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

712714302

(CUSIP Number)

GEORGE LAU, c/o GALLEON, 590 MADISON AVENUE, 34th FLOOR, NY, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,468,162

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,468,162

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.70%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Technology Offshore, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,565,369

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,565,369

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.63%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon International Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Special Opportunities Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,162,386

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,162,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.17%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 712714302

1.	Names of Reporting Persons. Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,780,548

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,780,548

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,780,548

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.50%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 amends and supplements the Schedule 13D filed on August 9, 2007, as amended and restated on August 21, 2007 and August 22, 2007 (the “August 22 Filing”), and as amended and supplemented on September 25, 2007 (the “September Filing”).  Information reported in the August 22 Filing, as amended and supplemented by the September Filing, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D entitled "Purpose of Transaction" is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Shares in the ordinary course of business for investment because they believe the Common Stock represents an attractive investment opportunity based on the Issuer’s assets and business prospects.  The Reporting Persons are engaged in the investment business and review their holdings on an ongoing basis.  As a result of such review, the Reporting Persons may make additional purchases of Common Stock or may sell any or all of the Shares beneficially owned by them at any time.

In furtherance of their ongoing review of their investment in the Common Stock, the Reporting Persons have had a series of discussions with members of the Issuer’s management to discuss the business, strategy, plans and prospects of the Issuer.  Among other things, the Reporting Persons have discussed with the Issuer’s management the Reporting Persons’ opposition to the decision by the Board of Directors of the Issuer to adopt a Stockholders Rights Plan (a “poison pill”) on August 28, 2007, which effectively prohibits the Reporting Persons from acquiring additional shares of Common Stock.  As of today, the Issuer’s management has disregarded the Reporting Persons’ request that the Stockholders Rights Plan be eliminated.

On November 5, 2007, the Reporting Persons delivered to the Board of Directors of the Issuer a letter indicating their belief that the Issuer should discontinue its current focus on real estate development and withdraw the poison pill.  The Reporting Persons also asked that the Board take all appropriate actions to immediately evaluate the Issuer’s current strategic position and all options available to build and maximize shareholder value.  The Reporting Persons specifically requested that the Board communicate to its shareholders in the coming days the specific steps being taken by the Board to fully explore the options available to the company, as well as the steps being taken to refocus the Issuer’s corporate strategy away from value-destroying initiatives and towards the realization of value for its shareholders.  A copy of the letter delivered to the Board on November 5, 2007 is attached as Exhibit E and incorporated herein by reference in its entirety.

From time to time, one or more of the Reporting Persons may hold additional discussions with the Issuer’s management and other representatives of the Issuer, as well as discussions with third parties in which the Reporting Person may discuss, suggest or take a position with respect to potential changes in the operations or management of the Issuer (including, without limitation, as they relate to the Issuer's Stockholders Rights Plan) or strategic alternatives (which could directly or indirectly involve the Reporting Persons), including, but not limited to a sale or purchase of all or a portion of the Issuer, a strategic partnership of the Issuer with another person or entity, or a recapitalization of the Issuer.  Such discussions, suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D entitled “Material to Be Filed as Exhibits” is hereby supplemented as follows: Exhibit E Letter, dated November 5, 2007, to the Board of Directors of PeopleSupport, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	November 5, 2007	Galleon Management, L.P.

		By:	Raj Rajaratnam*

		Title:	Managing Member of General Partner, Galleon Management, LLC

Date:	November 5, 2007	Galleon International Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	November 5, 2007	Galleon Special Opportunities Management, LLC

		By:	Raj Rajaratnam*

		Title:	Managing Member

Date:	November 5, 2007	Galleon Technology Offshore, Ltd.

		By:	Raj Rajaratnam*

		Title:	Director

Date:	November 5, 2007	Galleon Special Opportunities Master Fund, SPC Ltd. – Galleon Crossover Segregated Portfolio Company

		By:	Raj Rajaratnam*

		Title:	Director

Date:	November 5, 2007	Raj Rajaratnam

		By:	Raj Rajaratnam*

		Title	Self

/s/ George K. Lau
* By George K. Lau, attorney-in-fact

Exhibit Index

E.	Letter, dated November 5, 2007, to the Board of Directors of PeopleSupport, Inc.